UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02033020

NO ACT
P.E 1-17-02
1-00267

March 26, 2002

Thomas K. Henderson
Vice President and General Counsel
Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740-1766

Act 1934
Section
Rule 14A-8
Public Availability 3/26/2002

Re: Allegheny Energy, Inc.
Incoming letter dated January 17, 2002

Dear Mr. Henderson:

This is in response to your letter dated January 17, 2002 concerning the shareholder proposal submitted to Allegheny Energy by John J. Gilbert. We also have received a letter on the proponent's behalf dated February 1, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John J. Gilbert
29 E. 64th Street
New York, NY 10021-7043

003673

Allegheny Energy, Inc.

10435 Downsville Pike
Hagerstown, MD 21740-1766
(301) 665-2703 FAX: (301) 665-2739
thender@alleghenypower.com

THOMAS K. HENDERSON
Vice President and General Counsel

January 17, 2002

VIA OVERNIGHT MAIL

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Allegheny Energy, Inc., a Maryland corporation (the ``Company''), enclosed please find the following documents, which are submitted to you for filing pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the ``Exchange Act''):

(1) six (6) copies of the facsimile transmission from John J. Gilbert (the "Proponent") requesting the Company to include the Proponent's shareholder proposal on "annual election of directors'' (the "Proposal") in the proxy statement with respect to the Company's 2002 stockholders annual meeting (the ``Proxy Statement''), including the original Proposal; and

(2) six (6) copies of the Proponent's revised Proposal; and

(3) six (6) copies of this letter, which constitutes the Company's statement of the reasons the Company believes it is proper to omit the Proposal from the Proxy Statement.

The Proposal recommends that shareholders request the Board of Directors take all necessary steps to enact annual election of each director as a bylaw.

The Company hereby notifies the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from the Proxy Statement for the reasons set forth below. The Company respectfully requests the staff (the "Staff") of the Division of Corporation Finance to advise the Company whether the Staff will recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Statement.

The Company believes that the Proposal may be properly omitted from the Proxy pursuant to Rule 14a-8(d) and 14a-8(i)(3) because the Proponent has not appeared as a registered shareholder of Allegheny Energy, Inc. and has not submitted sufficient information to prove ownership under Rule 14a-8 (b)(2)(ii).

DISCUSSION

On December 12, 2001, Allegheny Energy received a shareholder proposal concerning the annual election of directors for its 2002 proxy statement from John Gilbert. Mr. Gilbert directed that all future correspondence be directed to Mr. John R. Chevedden.

By letter dated December 21, 2001, Marleen L. Brooks, Corporate Secretary of Allegheny Energy, Inc., advised Mr. Chevedden and Mr. Gilbert that the proposal as submitted exceeded 500 words. She also advised them that Mr. Gilbert did not appear to be a registered shareholder and that he must provide evidence verifying that he holds and has held the requisite securities in accordance with Rule 14a-8(b). In response, Mr. Chevedden submitted a shortened proposal and a copy of an e-mail from Brian P. Hogan, "Financial Consultant to Mr. John J. Gilbert," which stated:

> This confirms that John J. Gilbert has owned $2,000.00 worth of Allegany *(sic)* Energy stock since 10/1/00 in the Trust, of which Mr. Gilbert has authority over, Margot R. Gilbert-Frank and John J. Gilbert Ttee u/w/o Caston J. Gilbert. There have been no withdrawls *(sic)* since 10/1/00.

Ms. Brooks has searched and could find no shares held by John J. Gilbert, Margot R. Gilbert-Frank, Caston J. Gilbert or Brian P. Hogan.

Ms. Brooks responded to Mr. Chevedden via e-mail, with hardcopy to Mr. Gilbert, that she could find no registered shareholder in any of the names provided in the e-mail and requested they provide information as to who the record holder of the stock is and a copy of whatever document evidences Mr. Gilbert's authority to act for the shareholder. On January 14, 2002, Mr. Chevedden responded via e-mail: "One of the names is expected to be listed in the Allegheny Energy list of shareholders. Is this a correct reading of the recent email:" Ms. Brooks responded via e-mail with hardcopy to Mr. Gilbert on the same day:

> I was not able to find any of the individuals as a registered shareholder, which would verify eligibility under Rule 14a-8 (b) 2. Therefore, in order to verify eligibility, Mr. Gilbert must provide information under Rule 14a-8(b)(i) or (ii), and we asked for information as to who the record holder of the stock is and a copy of whatever document evidences Mr. Gilbert's authority to act for the shareholder.

Mr. Chevedden responded on January 15, 2002, via e-mail, " Based on the broker email can it be seen that Mr. Gilbert has authority re TTEE u/w/o Caston J. Gilbert."

Allegheny Energy believes that neither Mr. Chevedden nor Mr. Gilbert has provided evidence of eligibility to submit a proposal as required by Rule 14a-8(b), and therefore Allegheny Energy intends to exclude the submitted proposal.

Conclusion

By copy of this letter to the Proponent, the Company hereby notifies the Proponent, pursuant to Rule 14a-8(d) and 14a-8(i)(3) under the Exchange Act, that the Company intends to omit the Proposal from the Proxy Statement.

Based upon the reasons set forth above, the Company hereby respectfully requests that the Staff confirm to the Company that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's Proxy Statement.

If the Staff disagrees with the Company's position on this matter, or if you have any questions or require any additional information, please contact the undersigned at 301-665-2703. Kindly acknowledge receipt of this letter and the enclosures by stamping the date you receive them on the extra copy of this letter enclosed herewith and returning same to the undersigned in the enclosed self-addressed, stamped envelope.

Very truly yours,

Thomas K. Henderson

cc: Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

John J. Gilbert
29 E. 64th Street
New York NY 10021-7043

In response to the company request
To: Marleen Brooks
FX: 301/665-2739, 310/790-6254
January 2, 2002

5 – ANNUAL ELECTION OF EACH DIRECTOR

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for shareholders.]

This topic won 54% of the yes-no Allegheny vote in 2001

Submitted by John J. Gilbert, New York, NY.

Allegheny Energy shareholders request the Board of Directors take all necessary steps to enact annual election of each director as a bylaw. This includes that any future action on this topic be put to shareholder vote — as a separate proposal and that this proposal apply to a successor company or companies.

The election of directors is the primary avenue for shareholders to hold management accountable for its performance.

Many institutional investors hold that electing each director annually is one of the best governance practices to ensure that our Company will be managed in the best interest of investors. Allegheny Energy is 45% owned by institutional investors.

Institutional investors are prepared to pay an 18% premium for good corporate governance according to a McKinsey & Co. survey. Source: *The Wall Street Journal.* Additionally, certain institutional investors are particularly concerned about:

1) Our lack of annual election of each director

Combined with

2) The Poison Pill that we did not approve

For some reason our directors approved both without shareholder approval. Our management is even further protected by strong antitakeover provisions under state law.

Three-years without election could insulate directors from immediate challenge Imagine an employee collecting pay for 3 years without a review.

Ask our directors to account each year, for instance

Are directors spending more time on strategies such as merchant-energy spin-offs and less time on the core business of our company. The following from *The Wall Street Journal* could lead shareholder to question whether the Allegheny merchant-energy spinoff is diverting our directors from our core business in favor of a questionable type transaction:

1) "The ultimate logic of these deals escapes me," said Christopher Schulz, a *Spin-Off Report* newsletter analyst in New York. Schulz views the transactions as simply an alternative way to refinance debt.
2) Shares of merchant-energy spinoff Mirant are down 43% since May 2001.
3) "The question becomes if you're not going to be giving shareholders an uplift in value, why bother doing it [spinoff]?" said Gerald Keenan, a PriceWaterhouseCoopers energy consultant.

Unfounded objection by our management

I believe management's stand is unfounded that annual election of each director could leave us without experienced directors. In the unlikely event that we as shareholders oust all our directors at once, such a momentous action would reflect the need for change.

Shareholders welcome more information
Following the 54% shareholder vote in 2001 Allegheny shareholders welcome information in this proxy on the specific data that our directors and management gathered from the institutional investors and independent proxy analysis that favor this shareholder topic.

ANNUAL ELECTION OF EACH DIRECTOR
This topic won 54% of the yes-no Allegheny vote in 2001
YES ON 5

Text above the first horizontal line and below the second horizontal line is not intended for publication.

Brackets "[ ]" enclose text not intended for publication.

The company is requested to insert the correct proposal number at the beginningof the proposal text in the proxy statement based on the dates ballot proposals are initially submitted.

The company is requested to discontinue its practice of obscuring proposal numbers by omitting proposal numbers from the beginning of proposal text. If management repeats confusing practices such as this, it is respectfully requested that management publish in the definitive proxy in cleartext that managementis responsible for these practices.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

John Gilbert
29 E. 64th Street
New York, NY 10021-7043

FX: 301/790-6254
PH: 301/790-3400

Mr. Alan J. Noia
Chairman
Allegheny Energy, Inc.
10435 Downsville Pike
Hagerstown, MD 21740-1766

Dear Mr. Noia and directors of Allegheny Energy, Inc.,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Gilbert
Shareholder
And for Shareholders
Minnie Gilbert
Ruffy Corp.

12/10/01
Date

cc:
Marleen L. Brooks
Secretary
FX: 301/665-2739
PH: 301/665-2704

5 – ANNUAL ELECTION OF EACH DIRECTOR

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for shareholders.]

This topic won 54% of the yes-no Allegheny vote in 2001

Submitted by John J. Gilbert, New York, NY.

RESOLVED:

To increase shareholder value Allegheny Energy, Inc. shareholders request the Board of Directors take all necessary steps to enact annual election of each director as a bylaw. This includes that any future action on this topic be put to shareholder vote — as a separate proposal and that this proposal apply to a successor company or companies.

The election of directors is the primary avenue for shareholders to hold management accountable for its performance.

Requiring each director to stand for election annually gives shareholders an opportunity to register their views on the performance of each director individually and the board as a group. Many institutional investors hold that electing each director annually is one of the best governance practices to ensure that the Company will be managed in the best interest of investors. Allegheny Energy is 45% owned by institutional investors.

Institutional investors are prepared to pay an 18% premium for good corporate governance according to a McKinsey & Co. survey summarized in *The Wall Street Journal*. Additionally, certain independent proxy analysts are particularly concerned about:

1) Our lack of annual election of each director

Combined with

2) The Poison Pill that we did not approve

For some reason our directors approved both these measures without shareholder approval. Our management is even further protected by strong antitakeover provisions under state law.

Director responsibility is closely related to financial performance

I believe the level of responsibility that company rules encourage is closely related to financial performance. Independent analysts believe that when directors are responsible for their actions yearly, they and the company perform better.

Three-years without election could insulate directors from immediate challenge

I believe that annual election of each director is one of the best ways to hold the board and individual directors responsible and motivated.

Ask the directors to be more accountable

With annual election of each director, Allegheny shareholders can ask the directors to be more accountable on issues such as:

Are directors spending more time on strategies such as merchant-energy spin-offs and less time on the core business of our company. The following information from the *Wall Street Journal* could lead shareholder to question whether issues such as the Allegheny merchant-energy spinoff are diverting our directors from the core business of our company in favor of a questionable type of transaction:

1) Shares of merchant-energy spinoff Mirant are down 43% since May 2001.

2) "The question becomes if you're not going to be giving shareholders an uplift in value, why bother doing it [spinoff]?" said Gerald Keenan, a PriceWaterhouseCoopers energy consultant.
3) "The ultimate logic of these deals escapes me," said Christopher Schulz, an analyst at the *Spin-Off Report* newsletter in New York. He views the transactions as simply an alternative way to refinance debt.

Unfounded objection by our management

I regard as unfounded management's stand that annual election of each director could leave our company without experienced directors. In the unlikely event that shareholders ousted all our incumbents at once, such a momentous decision would express dissatisfaction with our incumbents and reflect the need for change.

Shareholders welcome more information

Following the 54% shareholder vote in 2001 Allegheny shareholders welcome information in this proxy on the specific data that our directors and management gathered from the institutional investors and independent proxy analysis that favor this shareholder topic.

In the interest of sustained shareholder value, vote yes:

ANNUAL ELECTION OF EACH DIRECTOR

This topic won 54% of the yes-no Allegheny vote in 2001

YES ON 5

Text above the first horizontal line and below the second horizontal line is not intended for publication.

Brackets "[ ]" enclose text not intended for publication.

The company is requested to insert the correct proposal number at the beginning of the proposal text in the proxy statement based on the dates ballot proposals are initially submitted.

The company is requested to discontinue its practice of obscuring proposal numbers by omitting proposal numbers from the beginning of proposal text.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 1, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allegheny Energy, Inc. (AYE)
Investor Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

This is respectfully submitted in response to the Allegheny Energy, Inc. (AYE) no action request. It is believed that AYE must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

1) The company does not explain or excuse its self-inference of ignorance or bad faith in what the company characterizes as evidence
2) Red herring:
The company repeatedly claims that a broker letter (from a broker who is also a financial advisor) that is submitted as evidence of street-name stock ownership logically leads to the expectation that the street-name investor is listed by name in the company records.
3) The company does not state specifically what it would find acceptable in a broker letter.

4) At this late date the company has no answer to the unanswered question to the company that it submits as evidence:
"Based on the broker email can it be seen that Mr. Gilbert has authority re TTEE u/w/o Caston J. Gilbert."
5) With the burden of proof the company does not cite what would be acceptable from Mr. Gilbert's broker.

6) The attached article gives evidence of the Gilbert Family's long-standing interest in corporate governance.
7) The company has provided no evidence that it would be a company public relation *coup d'état* to exclude a proposal from a long-standing supporter of corporate governance based on "Allegheny Energy believes ...."

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.

Sincerely,

John Chevedden
cc: AYE
John Gilbert

From: Hogan, Brian P [PVTC] <brian.p.hogan@rssmb.com>
To: "'jrcheve@earthlink.net'" <jrcheve@earthlink.net>
Date: Friday, January 4, 2002 7:31 AM
Subject: RE: Allegany Energy

To Whom It May Concern:

This confirms that John J. Gilbert has owned $2,000.00 worth of Allegany Energy stock since 10/1/00 in the Trust, of which Mr. Gilbert has authority over, Margot R. Gilbert-Frank and John J. Gilbert Ttee u/w/o Caston J. Gilbert. There have been no withdrawls since 10/1/00.

Sincerely,

Brian P. Hogan
Financial Consultant to Mr. John J. Gilbert

Lewis Gilbert, 86, Advocate of Shareholder Rights

N.Y. TIMES By LEONARD SLOANE Dec. 8, 1993

Lewis D. Gilbert, an advocate of shareowner rights and one of the first gadflies to speak out at annual meetings on behalf of small stockholders, died yesterday at Lenox Hill Hospital. He was 86 and lived in Manhattan.

The cause of death was a heart ailment, said his brother, John J., who worked with Lewis for 40 years in publishing an annual compendium of stockholder activities at corporate meetings.

Mr. Gilbert, who attended 100 or more annual meetings for more than 50 years, fought to bring what he called corporate democracy to major American corporations. By persistently questioning chief executive officers — some of them considered it badgering — he succeeded in getting more companies to hold annual meetings in accessible locations, to issue post-meeting reports, to limit stock options for executives and to require their auditors to attend the meetings.

'A Lonely Voice'

"A lot of the ideas that the Gilberts pushed for for many years to make boards accountable to shareholders have become real," said James E. Heard, the president of Institutional Shareholder Services, which advises large institutions on voting at annual meetings. "They were a lonely voice out there for a long time and a lot of what they were saying has relevance today."

Lewis Dusenberry Gilbert, who was financially independent as a result of inheritances from his parents and grandparents, was born in Palo Alto, Calif. He worked briefly as a reporter for weekly newspapers in the New York metropolitan area. In 1933, he went to his first annual meeting at the Consolidated Gas Company, which later became part of Consolidated Edison.

"I expected to be welcomed cordially and to be treated like one of the owners," he later said. "I got up to ask a question, but before I had a chance to say anything, one of the officers sitting in the back of the room made a motion to adjourn."

As a result of that experience, Mr. Gilbert undertook a crusade to make corporate executives more responsive to the stockholders who owned their corporations. Despite being cold-shouldered by many managements and hissed by some other shareholders, he continued to appear regularly at annual meetings to voice his views. He attended his last annual meetings in 1992.

Small Blocks of Stock

At the peak of his influence, Mr. Gilbert, with his family, owned relatively small blocks of stock in about 1,500 corporations. He once said that he and his brother live on "dividends and interest — just like everyone else."

Mr. Gilbert's very appearance at an annual meeeting often had an upsetting effect on many chief executives, including one who told him to "drop dead" and another who threatened him with a punch in the nose. The motions he proposed from the floor were frequently defeated, but he also won victories on such matters as updated accounting procedures and cumulative voting for directors.

Mr. Gilbert, who was an Army Corporal in World War II, did battle with Generals Douglas MacArthur and Lucius D. Clay when he discovered that they did not own shares of companies of which they were directors, Remington Rand and Marine Midland. Both generals bought stock in those corporations after Mr. Gilbert's remarks.

He also crossed swords with former New York Gov. Thomas E. Dewey, who at one time served as special counsel for the New York Central Railroad and at a 1957 meeting told Mr. Gilbert to "shut up."

The annual report of activities by stockholders at annual meetings, issued by Lewis D. and John J. Gilbert Corporate Democracy Inc., was published until 1979. Lewis Gilbert also wrote a book about corporate democracy, "Dividends and Democracy," in 1956.

Mr. Gilbert is survived by his brother.



Lewis D. Gilbert

Allegheny Energy, Inc.

10435 Downsville Pike
Hagerstown, MD 21740-1766
(301) 665-2704 FAX: (301) 665-2739
mbrooks@alleghenyenergy.com

MARLEEN L. BROOKS
Secretary

December 21, 2001

VIA OVERNIGHT MAIL

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

We have received Mr. John Gilbert's proposal regarding the annual election of directors and, counting from the word "RESOLVED:" through "yes on 5," which we consider the length of the submitted proposal, we find it to be over the 500 word limit as provided for in Rule 14a-8(d), Proposals of Security Holders, of the Securities Exchange Act of 1934.

As you know, we are not required to print a combined proposal and supporting statement that, in the aggregate, total more than 500 words. If this proposal is to be included in the proxy, it will be necessary to edit it to 500 words or less.

In addition, Mr. Gilbert does not appear as a registered shareholder and therefore must provide evidence verifying that he holds and has held the requisite securities in accordance with Rule 14a-8(b).

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification.

Sincerely,

Marleen L. Brooks

Mlb

Cc: John J. Gilbert
29 E. 64th Street
New York NY 10021-7043 (via overnight delivery)

In response to the company request
To: Marleen Brooks
FX: 301/665-2739, 310/790-6254
January 2, 2002

5 – ANNUAL ELECTION OF EACH DIRECTOR

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This will enhance clarity for shareholders.]

This topic won 54% of the yes-no Allegheny vote in 2001

Submitted by John J. Gilbert, New York, NY.

Allegheny Energy shareholders request the Board of Directors take all necessary steps to enact annual election of each director as a bylaw. This includes that any future action on this topic be put to shareholder vote — as a separate proposal and that this proposal apply to a successor company or companies.

The election of directors is the primary avenue for shareholders to hold management accountable for its performance.

Many institutional investors hold that electing each director annually is one of the best governance practices to ensure that our Company will be managed in the best interest of investors. Allegheny Energy is 45% owned by institutional investors.

Institutional investors are prepared to pay an 18% premium for good corporate governance according to a McKinsey & Co. survey. Source: *The Wall Street Journal.* Additionally, certain institutional investors are particularly concerned about:

1) Our lack of annual election of each director

Combined with

2) The Poison Pill that we did not approve

For some reason our directors approved both without shareholder approval. Our management is even further protected by strong antitakeover provisions under state law.

Three-years without election could insulate directors from immediate challenge Imagine an employee collecting pay for 3 years without a review.

Ask our directors to account each year, for instance

Are directors spending more time on strategies such as merchant-energy spin-offs and less time on the core business of our company. The following from *The Wall Street Journal* could lead shareholder to question whether the Allegheny merchant-energy spinoff is diverting our directors from our core business in favor of a questionable type transaction:

1) "The ultimate logic of these deals escapes me," said Christopher Schulz, a *Spin-Off Report* newsletter analyst in New York. Schulz views the transactions as simply an alternative way to refinance debt.
2) Shares of merchant-energy spinoff Mirant are down 43% since May 2001.
3) "The question becomes if you're not going to be giving shareholders an uplift in value, why bother doing it [spinoff]?" said Gerald Keenan, a PriceWaterhouseCoopers energy consultant.

Unfounded objection by our management

I believe management's stand is unfounded that annual election of each director could leave us without experienced directors. In the unlikely event that we as shareholders oust all our directors at once, such a momentous action would reflect the need for change.

Shareholders welcome more information

Following the 54% shareholder vote in 2001 Allegheny shareholders welcome information in this proxy on the specific data that our directors and management gathered from the institutional investors and independent proxy analysis that favor this shareholder topic.

ANNUAL ELECTION OF EACH DIRECTOR
This topic won 54% of the yes-no Allegheny vote in 2001
YES ON 5

From: Hogan, Brian P [PVTC] <brian.p.hogan@rssmb.com>
~~**To:** "jrcheve@earthlink.net" <jrcheve@earthlink.net>~~
Date: Friday, January 4, 2002 7:31 AM
Subject: RE: Allegany Energy

To Whom It May Concern:

This confirms that John J. Gilbert has owned $2,000.00 worth of Allegany Energy stock since 10/1/00 in the Trust, of which Mr. Gilbert has authority over, Margot R. Gilbert-Frank and John J. Gilbert Ttee u/w/o Caston J. Gilbert. There have been no withdrawls since 10/1/00.

Sincerely,

Brian P. Hogan
Financial Consultant to Mr. John J. Gilbert

Reminder: E-mail sent through the Internet is not secure. Do not use e-mail to send us confidential information such as credit card numbers, changes of address, PIN numbers, passwords, or other important information. Do not e-mail orders to buy or sell securities, transfer funds, or send time sensitive instructions. We will not accept such orders or instructions. This e-mail is not an official trade confirmation for transactions executed for your account. Your e-mail message is not private in that it is subject to review by the Firm, its officers, agents and employees.

In response to company request

Post-it® Fax Note 7671	Date	# of pages ▶
To Marleen Brooks	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310/371-7872	
Fax # 201/665-2759, 770-6257	Fax #	

Brooks, Marleen L.
To: jrcheve@earthlink.net
Cc: brian.p.hogan@rssmb.com
Subject: Allegheny Energy, Inc. shareholder proposal - John Gilbert

Mr. Cheveddan:

I have the copy of Mr. Hogan's e-mail but find that the information it provides concerning Mr. Gilbert's status as a shareholder is not sufficient. I can find no registered shareholder in any of the names provided.

Please provide information as to who record holder of the stock is and a copy of whatever document evidences Mr. Gilbert's authority to act for the shareholder.

Marleen L. Brooks
Secretary
Allegheny Energy, Inc.

Cc (US Mail) - John Gilbert

Brooks, Marleen L.

From: John Chevedden [jrcheve@earthlink.net]
Sent: Monday, January 14, 2002 2:41 AM
To: Brooks, Marleen L.
Subject: Re: Allegheny Energy, Inc. shareholder proposal - John Gilbert

Is this a correct reading of the recent email:

One of the names is expected to be listed in the Allegheny Energy list of shareholders.

Thank you,
John Chevedden

I can find no registered shareholder in any of the names provided.

Brooks, Marleen L.

From: Brooks, Marleen L.
Sent: Monday, January 14, 2002 8:17 AM
To: 'John Chevedden'
Subject: RE: Allegheny Energy, Inc. shareholder proposal - John Gilbert

Mr. Chevedden

I was not able to find any of the individuals as a registered shareholder, which would verify eligibility under Rule 14a-8 (b) 2. Therefore, in order to verify eligibility, Mr. Gilbert must provide information under Rule 14a-8(b)(i) or (ii), and we asked for information as to who the record holder of the stock is and a copy of whatever document evidences Mr. Gilbert's authority to act for the shareholder.

Cc: regular mail - John Gilbert

-----Original Message-----

From: **John Chevedden [mailto:jrcheve@earthlink.net]**
Sent: Monday, January 14, 2002 2:41 AM
To: Brooks, Marleen L.
Subject: Re: Allegheny Energy, Inc. shareholder proposal - John Gilbert

Is this a correct reading of the recent email:

One of the names is expected to be listed in the Allegheny Energy list of shareholders.

Thank you,
John Chevedden

I can find no registered shareholder in any of the names provided.

Brooks, Marleen L.

From: John Chevedden [jrcheve@earthlink.net]
Sent: Tuesday, January 15, 2002 2:39 AM
To: Brooks, Marleen L.
Subject: Allegheny Energy, Inc. shareholder proposal - John Gilbert

Based on the broker email can it be seen that Mr. Gilbert has authority re TTEE u/w/o Caston J. Gilbert.

Sincerely,
John Chevedden

Brooks, Marleen L.

From: Brooks, Marleen L.
Sent: Wednesday, February 13, 2002 12:05 PM
To: 'brian.p.hogan@rssmb.com'
Cc: 'jrcheve@earthlink.net'
Subject: Re: John J. Gilbert - your email of January 4, 2002

Mr. Hogan: Re your e-mail to John Chevedden on January 4, 2002

Mr. Chevedden forwarded your e-mail message to us, in which you confirm that John J. Gilbert has owned $2000 worth of Allegheny Energy stock since 10/01/00 in a Trust, Margot R. Gilbert-Frank and John J. Gilbert Ttee u/w/o Caston J. Gilbert. Mr. Gilbert has sent Allegheny Energy, Inc. a shareholder proposal for inclusion in this year's proxy statement, and Mr. Chevedden has been trying to establish that Mr. Gilbert holds the requisite stock to make the proposal.

We do not find any of those names or your name on our list of registered shareholders. Are you a broker? Is the stock held in street name? Can you give us any further information to substantiate Mr. Gilbert's stock ownership?

Marleen Brooks
Secretary
Allegheny Energy, Inc.

Brooks, Marleen L.

From: Brooks, Marleen L.
Sent: Monday, February 25, 2002 2:50 PM
To: 'brian.p.hogan@rssmb.com'
Cc: 'jrcheve@earthlink.net'
Subject: FW: Re: John J. Gilbert - your email of January 4, 2002

Mr. Hogan - I have not yet received a response to this e-mail that I sent you on February 13, 2002. Do you have any information that will assist us?

-----Original Message-----
From: **Brooks, Marleen L.**
Sent: Wednesday, February 13, 2002 12:05 PM
To: 'brian.p.hogan@rssmb.com'
Cc: 'jrcheve@earthlink.net'
Subject: Re: John J. Gilbert - your email of January 4, 2002

Mr. Hogan: Re your e-mail to John Chevedden on January 4, 2002

Mr. Chevedden forwarded your e-mail message to us, in which you confirm that John J. Gilbert has owned $2000 worth of Allegheny Energy stock since 10/01/00 in a Trust, Margot R. Gilbert-Frank and John J. Gilbert Ttee u/w/o Caston J. Gilbert. Mr. Gilbert has sent Allegheny Energy, Inc. a shareholder proposal for inclusion in this year's proxy statement, and Mr. Chevedden has been trying to establish that Mr. Gilbert holds the requisite stock to make the proposal.

We do not find any of those names or your name on our list of registered shareholders. Are you a broker? Is the stock held in street name? Can you give us any further information to substantiate Mr. Gilbert's stock ownership?

Marleen Brooks
Secretary
Allegheny Energy, Inc.

MLB

Allegheny Energy, Inc.

MARLEEN L. BROOKS
Secretary

10435 Downsville Pike
Hagerstown, MD 21740-1766
(301) 665-2704 FAX: (301) 665-2739
mbrooks@alleghenyenergy.com

March 5, 2002

VIA FACSIMILE & OVERNIGHT DELIVERY

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Proxy Proposal - Annual Election of Directors

Dear Mr. Chevedden:

Enclosed is a copy of the draft of Statement in Opposition to Mr. Gilbert's proposal concerning the Annual Election of Directors. As you know, we must send this draft statement to you to comply with the proxy rules if the Company will include the proposal in its proxy materials.

As you are also aware, the Company has notified you and the Securities and Exchange Commission by letter dated January 17, 2002, that it intends to omit the proposal from the proxy because of Mr. Gilbert's failure to submit sufficient evidence that he owns or has trustee power over the requisite shares of Allegheny Energy, Inc. stock. We have not received a response to the letter to the SEC, nor have we received any further information concerning Mr. Gilbert's alleged stock ownership or control. We are sending this draft response as a courtesy, but the Company still intends to omit the proposal unless it receives sufficient evidence of his authority by March 15, 2002, so as to permit normal printing of the proxy.

Sincerely,

Marleen Brooks

MLB:djm
Enc.
cc: Mr. John J. Gilbert
29 E. 64th St.
New York, NY 10021-7043

Office of Chief Counsel
Mail Stop 4-2
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth St., NW
Washington, DC 20549

Your Board of Directors recommends a vote AGAINST this proposal and will so vote proxies received that do not otherwise specify.

The Board of Directors believes that the present system of electing directors of the Company in three classes is in the best interests of the Company and its stockholders and should not be changed. This system was adopted in July 1999, pursuant to provisions of the Maryland General Corporation Law that expressly authorize the Board of Directors to take that action.

A classified board offers important advantages to stockholders and is the method of governance used by the majority of Fortune 500 companies. The Board believes that a classified board enhances continuity and stability in the Company's management and policies since a majority of the directors at any given time will have had prior experience and familiarity with the business of the Company. This continuity and stability facilitates more effective long-term planning and is integral to increasing the Company's value to stockholders. Moreover, this continuity helps the Company attract and retain qualified individuals willing to commit the time and dedication necessary to understand the Company, its operations, and its competitive environment.

A classified board also protects shareholders against potentially coercive takeover tactics, whereby a party attempts to acquire control on terms that do not offer the greatest value to all stockholders. Because a classified board prevents the immediate removal of directors, any person seeking to acquire control of the Company is encouraged to negotiate with the Board. This ensures the Board sufficient time to develop and consider appropriate strategy and enhances its ability to negotiate the best result for all stockholders.

The Board understands that it should be responsive to shareholders and has taken steps to assure corporate accountability through such measures as maintaining a majority of outside directors (eight of nine) and having only outside directors on both the Audit Committee and the Management Review and Director Affairs Committee. The Board's approach to the proposed spin-off of the Allegheny Energy Supply business clearly reflects this responsiveness. The Board diligently pursued the proposed initial public offering and spin-off when market conditions indicated that those steps would enhance shareholder value. When subsequent dramatic market changes eliminated that opportunity, the Board determined not to pursue those transactions. At all times, the Board's paramount concern has been the interests of the shareholders, and it has acted throughout to further those interests.

For the above reasons, the Board believes that the present system of a classified board should be retained, particularly in view of the dramatic changes in our industry.

Accordingly, the Board of Directors recommends a vote AGAINST the above proposal.

ALLEGHENY ENERGY
10435 DOWNSVILLE PIKE
HAGERSTOWN, MD 21740
(301) 790-3400

DATE: 3-22-02

PLEASE DELIVER THESE TELECOPIED PAGES IMMEDIATELY

TO: Grace Lee - SEC

COMPANY/FIRM/LOCATION: SEC

NUMBER OF PAGES TO FOLLOW: 12

FROM: Marleen Brooks

FAX NUMBER: (301) 665-2739

CONFIRMATION NUMBER: (301) 665-2705

MESSAGE: Attached is correspondence referred to in our Jan. 17, 2002 letter. Also, recent e-mails to "Brian Hogan" + our March 5, 2002 letter + attachment to Messrs. Chevedden + Gilbert. I received no response to my e-mails to Hogan, from him or anyone else.

****

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 26, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allegheny Energy, Inc.
Incoming letter dated January 17, 2002

The proposal relates to electing the entire board each year.

Rules 14a-8(b) and 14a-8(f) require a proponent to provide documentary support of a claim of beneficial ownership upon request. To date, the proponent has not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership of $ 2,000, or 1%, in market value of voting securities, for at least one year prior to submission of the proposal. We note, however, that Allegheny Energy failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in Allegheny Energy's request for additional information from the proponent. Accordingly, unless the proponent provides Allegheny Energy with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Allegheny Energy omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Allegheny Energy may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(3).

Sincerely,

Grace K. Lee
Attorney-Advisor